FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL	OMB Number 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)	OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Winters Ronald C. (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol Spartan Stores, Inc. ("SPTN")
850 - 76th Street SW (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title Other (specify below) below) Vice President Logistics
Grand Rapids Michigan 49518 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)
2. Date of Event Requiring Statement (Month/Day/Year) 7/30/01	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	0

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1473 (3-99)

Form 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	7/30/2002	7/29/2011	Common Stock	6,250	$13.38	D
Stock Option (Right to Buy)	7/30/2003	7/29/2011	Common Stock	6,250	$13.38	D
Stock Option (Right to Buy)	7/30/2004	7/29/2011	Common Stock	6,250	$13.38	D
Stock Option (Right to Buy)	7/30/2005	7/29/2011	Common Stock	6,250	$13.38	D

Explanation of Responses:

	Ronald C. Winters By /s/ Ronald C. Winters	8/9/2001
**Intentional misstatements or omissions of facts constitute Federal Criminal	**Signature of Reporting Person	Date
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

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required to respond unless the form displays a currently valid OMB Number.